Testing the Waters Materials Related to Series #LEDZEPP1

From the Rally App:

BECKETT LETTER OF AUTHENTICITY

Date:	March 18, 2021
Certification Number:	AA00969
Signer(s)/ Team Name:	Led Zeppelin
Item:	Album
Number of Signatures:	4
Signatures Include:	Signed by Robert Plant, John Paul Jones, Jimmy Page and John Bonham who has inscribed "To Chris"

This letter will serve as a statement of authenticity for the following item:

Led Zeppelin Group Signed Album

After examination and consideration of multiple factors common to known exemplars of the signature(s), Beckett Authentication Services offers its opinion that the item is authentic.

As part of the authentication process, your authentic item has been assigned a unique alphanumeric certification number, which can be found on the tamper-evident label affixed to either the item or on this letter of authenticity. Each certification number can be verified at beckett-authentication.com.

On behalf of the Beckett Authentication Services Experts:

BECKETT AA00969 AUTHENTICATED

Steve Grad • Brian Sobrero • Charlie Price • Larry Studebaker

4635 McEwen Road, Dallas TX 75244 • 972.448.9188 • www.beckett-authentication.com • authentication@beckett.com

** Beckett Authentication Services has rendered the above opinion on the pictured item as of the date indicated on this letter. Beckett Authentication Services assumes no responsibility for any changes or alteration to this item after this date.*

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DESCRIPTION OF SERIES LED ZEPPELIN I SIGNED ALBUM

Investment Overview

•Upon completion of the Series #LEDZEPP1 Offering, Series #LEDZEPP1 will purchase a Led Zeppelin I Album Signed By Jimmy Page, Robert Plant, John Bonham & John Paul Jones authenticated by Beckett for Series #LEDZEPP1 (The “Series Led Zeppelin I Signed Album” or the “Underlying Asset” with respect to Series #LEDZEPP1, as applicable), the specifications of which are set forth below.

•Led Zeppelin was a British rock band consisting of Jimmy Page, Robert Plant, John Bonham & John Paul Jones that became one of the most popular bands of the 1970s, winning a Grammy for Lifetime Achievment and becoming one of the best-selling bands of all-time with a reported 300 million records sold.

•Led Zeppelin’s self-titled debut album (later called Led Zeppelin I) is reached the top 10 on both the U.S. and U.K. Charts and set the stage for the band’s rapid rise through the next decade.

•The Underlying Asset is a Led Zeppelin I Album Signed By Jimmy Page, Robert Plant, John Bonham & John Paul Jones authenticated by Beckett.

Asset Description

Overview & Authentication

•Jimmy Page was born on January 9, 1944, in Middlesex, England.

•Robert Plant was born on August 20, 1948, in West Bromwich, West Midlands.

•John Paul Jones was born on January 3, 1946, in Sidcup, Kent. His original name was John Baldwin.

•John Bonham was born on May 31, 1948, in Redditch, Hereford and Worcester.

•Jimmy Page took over the management of The Yardbirds and reformed the band to include drummer John Bonham, singer Robert Plant, and bassist John Paul Jones. Page’s goal for this new era of the band was to “start a frontal attack on the ears…and just make noise,” according to grunge.com.

•According to Rolling Stone, the origin of the name for Led Zeppelin goes back to May 1966 when Keith Moon and John Entwistle of The Who recorded a song with Page, Paul Jones, and Jeff Beck. “The track came out well, and they tossed around the idea of forming a new band. Moon allegedly said the band would go over like a lead balloon. Page remembered the joke two years later when he created Zep.” Rolling Stone fact-checked this legendary story, concluding that while accounts differ over whether or not it was Moon or Entwistle who made the comment “history seems to favor Moon’s version.”

•Led Zeppelin played their first live show on September 7, 1968, in a converted gym known as the “Teen Club” in Gladsaxe, Denmark. At the time, they were named the New Yardbirds. According to Rolling Stone, guitarist Jimmy Page was the only band member known widely at the time.

•During this tour of Scaninavia in the Summer of 1968 is when Zeppelin rehearsed the material to be used in their first album.

•According to Rolling Stone: “The members barely knew each other when they began recording their first LP, but all the pieces were in place: blues, power and incredible musicianship”

•Led Zeppelin’s self-titled debut album (later referred to as Led Zeppelin I) was recorded in 30 hours of sudio time over a three-week period, according to Rolling Stone. “Zeppelin’s debut was hardly a high-concept affair; its making has been compared to the breakneck daylong session the Beatles pulled to cut Please Please Me in 1963.”

•Led Zeppelin began recording Led Zeppelin I on September 25, 1968. According to Jimmy Page: The group went to Studio No.1, Olympic Studios, 117 Church Road, Barnes, London, SW13, having extensively rehearsed the material for Led Zeppelin I at my house in Pangbourne and we had had the opportunity to perform a good percentage of that material during a few concerts in Scandinavia and the UK to experience our music in a live situation under the clandestine cloak of the Yardbirds. In those days, the studio time was scattered and limited over a few days in September and October, dictated by Olympic's availability.”

•Led Zeppelin I was produced by Jimmy Page, with the total cost of £1,782 covering the abbreviated studio time.

•According to Page: "The group had only been together for two-and-a-half weeks when we recorded it. We’d had fifteen hours of rehearsal before shooting straight over to Scandinavia for a few gigs, then straight after that we cut the album. There was very little double-tracking. We deliberately aiming at putting down what we could actually reproduce on stage.”

•After the album’s release in January 1969, it went to the Top 10 on the U.S. and U.K. Charts “despite lukewarm reviews” according to Rolling Stone.

•The original art created for Led Zeppelin I — a retracing of the 1937 photograph of the Hindenberg disaster — sold for $325,000 in June 2020 at Christie’s. The original estimate was between $20,000 and $30,000.

•Led Zeppelin followed their debut album with Led Zeppelin II in October 1969, Led Zeppelin III in October 1970. Led Zeppelin III’s release was met with controversey, as the band had become one of the biggest acts in the world, and the album’s more gentle, acousitic sound was a major artistic departure. Led Zeppelin IV was released in November 8, 1971, including one of the most famous songs in rock history: Stairway to Heaven. In 1975, Led Zeppelin released their album Physical Graffiti.

•John Bonham died on September 25, 1980, due to excessive drinking. The group disbanded after Bonham’s death.

•Led Zeppelin was inducted into the Rock & Roll Hall of Fame in 1995.

Notable Features

•The Underlying Asset is a Led Zeppelin I Album Signed By Jimmy Page, Robert Plant, John Bonham & John Paul Jones authenticated by Beckett.

Notable Defects

•The Underlying Asset’s condition is consistent with its authenticity grade from Beckett.

Details

Series Led Zeppelin I Signed Album
Memorabilia Type	Signed Album
Album	Led Zeppelin
Band	Led Zeppelin
Year	1969
Publisher	Atlantic Records
Signed	Jimmy Page, Robert Plant
Signed Cont'd	John Bonham, John Paul Jones
Inscribed (Bonham)	“For Chris”
Authentication	Beckett
Certification No.	AA00969

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Led Zeppelin I Signed Album going forward.